Registration No. 333-155501
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 1917

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.
               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios  L.P.  is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                     Wheaton, Illinois  60187

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     120 East Liberty Drive                111 West Monroe Street
     Wheaton, Illinois  60187              Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on December 23, 2008 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


                     SMALL-CAP PORTFOLIO, SERIES 17
                      MID-CAP PORTFOLIO, SERIES 17
                  LARGE-CAP GROWTH PORTFOLIO, SERIES 17
                  LARGE-CAP VALUE PORTFOLIO, SERIES 17
                   INTERNATIONAL PORTFOLIO, SERIES 17

                                 FT 1917


FT 1917 is a series of a unit investment trust, the FT Series. FT 1917 consists of five separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") of companies with the investment style characteristics for which each Trust is named. The objective of each Trust is to provide the potential for above-average capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST(R)

                             1-800-621-1675


            The date of this prospectus is December 23, 2008

                                Table of Contents

Summary of Essential Information                         3
Fee Table                                                5
Report of Independent Registered Public Accounting Firm  6
Statements of Net Assets                                 7
Schedules of Investments                                 9
The FT Series                                           15
Portfolios                                              15
Risk Factors                                            16
Public Offering                                         18
Distribution of Units                                   20
The Sponsor's Profits                                   22
The Secondary Market                                    22
How We Purchase Units                                   22
Expenses and Charges                                    22
Tax Status                                              23
Retirement Plans                                        25
Rights of Unit Holders                                  25
Income and Capital Distributions                        26
Redeeming Your Units                                    27
Removing Securities from a Trust                        28
Amending or Terminating the Indenture                   28
Information on the Sponsor, Trustee,
    FTPS Unit Servicing Agent and Evaluator             29
Other Information                                       30

                        Summary of Essential Information

                                 FT 1917


                    At the Opening of Business on the
                Initial Date of Deposit-December 23, 2008


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                                             Small-Cap        Mid-Cap
                                                                                             Portfolio        Portfolio
                                                                                             Series 17        Series 17
                                                                                             ___________      ___________
Initial Number of Units (1)                                                                       12,655           14,349
Fractional Undivided Interest in the Trust per Unit (1)                                         1/12,655         1/14,349
Public Offering Price:
Public Offering Price per Unit (2)                                                           $    10.000      $    10.000
   Less Initial Sales Charge per Unit (3)                                                          (.100)           (.100)
                                                                                             ___________      ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                     9.900            9.900
   Less Deferred Sales Charge per Unit (3)                                                         (.245)           (.245)
                                                                                             ___________      ___________
Redemption Price per Unit (5)                                                                      9.655            9.655
    Less Creation and Development Fee per Unit (3)(5)                                              (.050)           (.050)

    Less Organization Costs per Unit (5)                                                           (.029)           (.029)
                                                                                             ___________      ___________
Net Asset Value per Unit                                                                     $     9.576      $     9.576
                                                                                             ===========      ===========

Estimated Net Annual Distribution per Unit for the first year (6)                            $    .0108       $    .1192
Cash CUSIP Number                                                                            30276C 503       30276C 552
Fee Accounts Cash CUSIP Number                                                               30276C 529       30276C 578
FTPS CUSIP Number                                                                            30276C 545       30276C 594
Security Code                                                                                    053926           053930
Ticker Symbol                                                                                    FSBSCX           FKMMCX

First Settlement Date                                           December 29, 2008
Mandatory Termination Date (7)                                  December 23, 2010
Distribution Record Date                                        Tenth day of each month, commencing January 10, 2009.
Distribution Date (6)                                           Twenty-fifth day of each month, commencing January 25, 2009.

_____________

See "Notes to Summary of Essential Information" on page 4.

                        Summary of Essential Information

                                 FT 1917


                    At the Opening of Business on the
                Initial Date of Deposit-December 23, 2008


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                            Large-Cap        Large-Cap
                                                                            Growth           Value            International
                                                                            Portfolio        Portfolio        Portfolio
                                                                            Series 17        Series 17        Series 17
                                                                            ___________      ___________      ___________
Initial Number of Units (1)                                                     15,732           12,491           13,446
Fractional Undivided Interest in the Trust per Unit (1)                       1/15,732         1/12,491         1/13,446
Public Offering Price:
Public Offering Price per Unit (2)                                          $   10.000       $   10.000       $   10.000
   Less Initial Sales Charge per Unit (3)                                        (.100)           (.100)           (.100)
                                                                            ___________      ___________      ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                   9.900            9.900            9.900
   Less Deferred Sales Charge per Unit (3)                                       (.245)           (.245)           (.245)
                                                                            ___________      ___________      ___________
Redemption Price per Unit (5)                                                    9.655            9.655            9.655
    Less Creation and Development Fee per Unit (3)(5)                            (.050)           (.050)           (.050)

    Less Organization Costs per Unit (5)                                         (.029)           (.029)           (.029)
                                                                            ___________      ___________      ___________
Net Asset Value per Unit                                                    $    9.576       $    9.576       $    9.576
                                                                            ===========      ===========      ===========

Estimated Net Annual Distribution per Unit for the first year (6)           $    .1606       $    .2233       $    .3234
Cash CUSIP Number                                                           30276C 602       30276C 651       30276C 701
Fee Accounts Cash CUSIP Number                                              30276C 628       30276C 677       30276C 727
FTPS CUSIP Number                                                           30276C 644       30276C 693       30276C 743
Security Code                                                                   053800           053805           053845
Ticker Symbol                                                                   FAMGGX           FNATVX           FDSNIX

First Settlement Date                                          December 29, 2008
Mandatory Termination Date (6)                                 December 23, 2010
Distribution Record Date                                       Tenth day of each month, commencing January 10, 2009.
Distribution Date (7)                                          Twenty-fifth day of each month, commencing January 25, 2009.

______________

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 3.95% of the Public Offering Price per Unit (equivalent to 3.99% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee will be deducted from the assets of a Trust at the end of the initial offering period and the estimated organization costs per Unit will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. If Units are redeemed prior to any such reduction, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) The estimated net annual distributions for subsequent years for Small-Cap Portfolio, Series 17; Mid-Cap Portfolio, Series 17; Large-Cap Growth Portfolio, Series 17; Large-Cap Value Portfolio, Series 17; and International Portfolio, Series 17, $.0107, $.1177, $.1586, $.2205 and $.3193 per Unit, respectively, are expected to be less than the amounts for the first year because a portion of the Securities included in each Trust will be sold during the first year to pay for organization costs, the deferred sales charge and the creation and development fee. We base our estimate of the dividends a Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend). There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in a Trust's fees and expenses and with the sale of Securities. See "Fee Table" and "Expenses and Charges." The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the aggregate amount, exclusive of sale proceeds, in the Income and Capital Accounts available for distribution equals at least 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of a Trust. Distributions of sale proceeds from the Capital Account will be made monthly on the twenty-fifth day of the month to Unit holders of record on the tenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. See "Income and Capital Distributions."

(7) See "Amending or Terminating the Indenture."

                                    Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although each Trust has a term of approximately two years and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                  Amount
                                                                                                                  per Unit
                                                                                                                  _____
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                                                1.00%(a)      $.100
Deferred sales charge                                                                               2.45%(b)      $.245
Creation and development fee                                                                        0.50%(c)      $.050
                                                                                                    _______       _______
Maximum sales charge (including creation and development fee)                                       3.95%         $.395
                                                                                                    =======       =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                        .290%(d)      $.0290
                                                                                                    =======       =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation
      and FTPS Unit servicing fees                                                                  .081%         $.0080

Trustee's fee and other operating expenses                                                          .126%(f)      $.0125
                                                                                                    _______       _______
Total                                                                                               .207%         $.0205
                                                                                                    =======       =======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you held your Units for the periods shown, would be:

                           1 Year         2 Years
                           __________     __________
                           $445           $466

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 3.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.245 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing April 20, 2009.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                              Report of Independent
                        Registered Public Accounting Firm

The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 1917


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 1917, comprising Small-Cap Portfolio, Series 17; Mid-Cap Portfolio, Series 17; Large-Cap Growth Portfolio, Series 17; Large-Cap Value Portfolio, Series 17; and International Portfolio, Series 17 (collectively, the "Trusts"), as of the opening of business on December 23, 2008 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, an audit of the Trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and allocated between the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on December 23, 2008, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 1917, comprising Small-Cap Portfolio, Series 17; Mid-Cap Portfolio, Series 17; Large-Cap Growth Portfolio, Series 17; Large-Cap Value Portfolio, Series 17; and International Portfolio, Series 17, at the opening of business on December 23, 2008 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP


Chicago, Illinois
December 23, 2008

                            Statements of Net Assets

                                 FT 1917


                    At the Opening of Business on the
                Initial Date of Deposit-December 23, 2008


                                                                                        Small-Cap          Mid-Cap
                                                                                        Portfolio          Portfolio
                                                                                        Series 17          Series 17
                                                                                        ___________        __________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                      $125,285           $142,050
Less liability for reimbursement to Sponsor for organization costs (3)                      (367)              (416)
Less liability for deferred sales charge (4)                                              (3,100)            (3,516)
Less liability for creation and development fee (5)                                         (633)              (717)
                                                                                        ________           ________
Net assets                                                                              $121,185           $137,401
                                                                                        ========           ========
Units outstanding                                                                         12,655             14,349
Net asset value per Unit (6)                                                            $  9.576           $  9.576

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                   $126,551           $143,485
Less maximum sales charge (7)                                                             (4,999)            (5,668)
Less estimated reimbursement to Sponsor for organization costs (3)                          (367)              (416)
                                                                                        ________           ________
Net assets                                                                              $121,185           $137,401
                                                                                        ========           ========

______________

See "Notes to Statements of Net Assets" on page 8.

                            Statements of Net Assets

                                 FT 1917


At the Opening of Business on the Initial Date of Deposit-December 23, 2008


                                                                        Large-Cap          Large-Cap          International
                                                                        Growth Portfolio   Value Portfolio    Portfolio
                                                                        Series 17          Series 17          Series 17
                                                                        ____________       __________         __________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)      $155,747           $123,665           $133,112
Less liability for reimbursement to Sponsor for organization costs (3)      (456)              (362)              (390)
Less liability for deferred sales charge (4)                              (3,854)            (3,060)            (3,294)
Less liability for creation and development fee (5)                         (787)              (625)              (672)
                                                                        ________           ________           ________
Net assets                                                              $150,650           $119,618           $128,756
                                                                        ========           ========           ========
Units outstanding                                                         15,732             12,491             13,446
Net asset value per Unit (6)                                            $  9.576             $9.576             $9.576
ANALYSIS OF NET ASSETS
Cost to investors (7)                                                   $157,320           $124,914           $134,457
Less maximum sales charge (7)                                             (6,214)            (4,934)            (5,311)
Less estimated reimbursement to Sponsor for organization costs (3)          (456)              (362)              (390)
                                                                        ________           ________           ________
Net assets                                                              $150,650           $119,618           $128,756
                                                                        ========           ========           ========

______________

                    NOTES TO STATEMENTS OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory Termination Date of December 23, 2010.

(2) An irrevocable letter of credit for approximately $1,000,000 issued by The Bank of New York Mellon, of which approximately $200,000 will be allocated to each of the Small-Cap Portfolio, Series 17; Mid-Cap Portfolio, Series 17; Large-Cap Growth Portfolio, Series 17; Large-Cap Value Portfolio, Series 17; and International Portfolio, Series 17, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0290 per Unit per Trust. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.245 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on April 20, 2009 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through June 19, 2009. If Unit holders redeem their Units before June 19, 2009 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period in the case of organization costs or the close of the initial offering period in the case of the creation and development fee.

(7) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge, a deferred sales charge and the creation and development fee) computed at the rate of 3.95% of the Public Offering Price per Unit (equivalent to 3.99% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                         Schedule of Investments

                     Small-Cap Portfolio, Series 17
                                 FT 1917


                    At the Opening of Business on the
                Initial Date of Deposit-December 23, 2008


                                                                    Percentage                      Market       Cost of
Ticker Symbol and                                                   of Aggregate      Number        Value per    Securities to
Name of Issuer of Securities (1)                                    Offering Price    of Shares     Share        the Trust (2)
_____________________________________                               _________         _________     ______       _________
COMMON STOCKS (100%):
Consumer Discretionary (20%):
ARO        Aeropostale, Inc. *                                        4%                293         $ 17.10      $  5,010
DECK       Deckers Outdoor Corporation *                              4%                 66           75.91         5,010
FOSL       Fossil, Inc. *                                             4%                318           15.75         5,008
JAKK       JAKKS Pacific, Inc. *                                      4%                251           19.96         5,010
RCII       Rent-A-Center, Inc. *                                      4%                314           15.97         5,015
Consumer Staples (4%):
NTY        NBTY, Inc. *                                               4%                355           14.11         5,009
Energy (4%):
GLF        Gulfmark Offshore, Inc. *                                  4%                225           22.31         5,020
Financials (16%):
AMSF       Amerisafe Inc. *                                           4%                265           18.88         5,003
EZPW       EZCORP, Inc. *                                             4%                328           15.29         5,015
ITG        Investment Technology Group, Inc. *                        4%                241           20.79         5,010
TWGP       Tower Group, Inc.                                          4%                197           25.49         5,022
Health Care (12%):
AMED       Amedisys, Inc. *                                           4%                121           41.40         5,009
HS         HealthSpring, Inc. *                                       4%                266           18.83         5,009
PRXL       PAREXEL International Corporation *                        4%                579            8.65         5,008
Industrials (16%):
ATU        Actuant Corporation (Class A)                              4%                315           15.90         5,008
AZZ        AZZ Incorporated *                                         4%                215           23.31         5,012
ESL        Esterline Technologies Corporation *                       4%                141           35.60         5,020
RBC        Regal-Beloit Corporation                                   4%                149           33.58         5,003
Information Technology (20%):
CBR        CIBER, Inc. *                                              4%              1,157            4.33         5,010
CMTL       Comtech Telecommunications Corp. *                         4%                108           46.48         5,020
JCOM       j2 Global Communications, Inc. *                           4%                267           18.79         5,017
SYNT       Syntel, Inc.                                               4%                200           25.03         5,006
VSAT       ViaSat, Inc. *                                             4%                222           22.54         5,004
Materials (4%):
SCHN       Schnitzer Steel Industries, Inc.                           4%                147           34.10         5,013
Utilities (4%):
AVA        Avista Corporation                                         4%                271           18.50         5,014
                                                                  ______                                         ________
                 Total Investments                                  100%                                         $125,285
                                                                  ======                                         ========

_____________

See "Notes to Schedules of Investments" on page 14.

                        Schedule of Investments

                      Mid-Cap Portfolio, Series 17
                                 FT 1917


                    At the Opening of Business on the
                Initial Date of Deposit-December 23, 2008


                                                                    Percentage                      Market       Cost of
Ticker Symbol and                                                   of Aggregate      Number        Value per    Securities to
Name of Issuer of Securities (1)                                    Offering Price    of Shares     Share        the Trust (2)
_____________________________________                               _________         _________     ______       _________
COMMON STOCKS (100%):
Consumer Discretionary (16%):
AAP        Advance Auto Parts, Inc.                                   4%              182           $ 31.21      $  5,680
DRI        Darden Restaurants, Inc.                                   4%              200             28.39         5,678
GME        GameStop Corporation (Class A) *                           4%              246             23.14         5,692
HAS        Hasbro, Inc.                                               4%              197             28.81         5,676
Consumer Staples (4%):
CPO        Corn Products International, Inc.                          4%              216             26.27         5,674
Energy (4%):
TDW        Tidewater Inc.                                             4%              154             36.91         5,684
Financials (16%):
AIZ        Assurant, Inc.                                             4%              214             26.52         5,675
FII        Federated Investors, Inc. (Class B)                        4%              344             16.51         5,679
NITE       Knight Capital Group, Inc. *                               4%              370             15.37         5,687
NDAQ       The Nasdaq OMX Group *                                     4%              241             23.59         5,685
Health Care (12%):
ENDP       Endo Pharmaceuticals Holdings Inc. *                       4%              240             23.64         5,674
HSIC       Henry Schein, Inc. *                                       4%              161             35.30         5,683
LIFE       Life Technologies Corp *                                   4%              265             21.46         5,687
Industrials (16%):
ATK        Alliant Techsystems Inc. *                                 4%               69             82.40         5,686
GR         Goodrich Corporation                                       4%              163             34.77         5,668
LECO       Lincoln Electric Holdings, Inc.                            4%              122             46.62         5,688
ROP        Roper Industries, Inc.                                     4%              143             39.72         5,680
Information Technology (16%):
APH        Amphenol Corporation                                       4%              249             22.83         5,685
ANSS       ANSYS, Inc. *                                              4%              198             28.75         5,692
HRS        Harris Corporation                                         4%              156             36.33         5,667
TRMB       Trimble Navigation Limited *                               4%              283             20.08         5,683
Materials (8%):
ATR        AptarGroup, Inc.                                           4%              173             32.85         5,683
CF         CF Industries Holdings, Inc.                               4%              125             45.51         5,689
Utilities (8%):
MDU        MDU Resources Group, Inc.                                  4%              282             20.16         5,685
UGI        UGI Corporation                                            4%              241             23.61         5,690
                                                                    ______                                       _________
                 Total Investments                                  100%                                         $142,050
                                                                    ======                                       =========

_____________

See "Notes to Schedules of Investments" on page 14.

                             Schedule of Investments

                  Large-Cap Growth Portfolio, Series 17
                                 FT 1917


                    At the Opening of Business on the
                Initial Date of Deposit-December 23, 2008


                                                                    Percentage                      Market       Cost of
Ticker Symbol and                                                   of Aggregate      Number        Value per    Securities to
Name of Issuer of Securities (1)(3)                                 Offering Price    of Shares     Share        the Trust (2)
_____________________________________                               _________         _________     ______       _________
COMMON STOCKS (100%):
Consumer Discretionary (8%):
BBY        Best Buy Co., Inc.                                         4%              228           $ 27.31      $  6,227
NKE        NIKE, Inc. (Class B)                                       4%              127             49.10         6,236
Consumer Staples (24%):
AVP        Avon Products, Inc.                                        4%              268             23.25         6,231
KR         The Kroger Co.                                             4%              244             25.54         6,232
PEP        PepsiCo, Inc.                                              4%              116             53.75         6,235
PM         Philip Morris International Inc.                           4%              148             42.17         6,241
PG         The Procter & Gamble Company                               4%              103             60.46         6,227
WMT        Wal-Mart Stores, Inc.                                      4%              111             55.99         6,215
Energy (12%):
EOG        EOG Resources, Inc.                                        4%              102             61.16         6,238
XOM        Exxon Mobil Corporation                                    4%               83             74.91         6,217
SLB        Schlumberger Limited +                                     4%              160             38.91         6,226
Health Care (20%):
ABT        Abbott Laboratories                                        4%              118             52.71         6,220
GENZ       Genzyme Corporation (General Division) *                   4%               93             67.13         6,243
GILD       Gilead Sciences, Inc. *                                    4%              124             50.30         6,237
JNJ        Johnson & Johnson                                          4%              106             58.93         6,247
STJ        St. Jude Medical, Inc. *                                   4%              193             32.23         6,220
Industrials (12%):
CAT        Caterpillar Inc.                                           4%              149             41.78         6,225
DE         Deere & Company                                            4%              169             36.84         6,226
UTX        United Technologies Corporation                            4%              120             51.74         6,209
Information Technology (24%):
ADBE       Adobe Systems Incorporated *                               4%              295             21.11         6,227
CSCO       Cisco Systems, Inc. *                                      4%              380             16.37         6,221
GOOG       Google Inc. *                                              4%               21            297.11         6,239
MA         MasterCard, Inc.                                           4%               43            145.20         6,244
MSFT       Microsoft Corporation                                      4%              325             19.18         6,233
QCOM       QUALCOMM Inc.                                              4%              179             34.81         6,231
                                                                  ______                                         _________
                 Total Investments                                  100%                                         $155,747
                                                                  ======                                         =========

_____________

See "Notes to Schedules of Investments" on page 14.

                           Schedule of Investments

                  Large-Cap Value Portfolio, Series 17
                                 FT 1917


                    At the Opening of Business on the
                Initial Date of Deposit-December 23, 2008


                                                                    Percentage                      Market       Cost of
Ticker Symbol and                                                   of Aggregate      Number        Value per    Securities to
Name of Issuer of Securities (1)(3)                                 Offering Price    of Shares     Share        the Trust (2)
_____________________________________                               _________         _________     ______       _________
COMMON STOCKS (100%):
Consumer Discretionary (12%):
JCI        Johnson Controls, Inc.                                       4%              288         $ 17.18      $  4,948
VFC        V. F. Corporation                                            4%               92           53.62         4,933
DIS        The Walt Disney Company                                      4%              226           21.93         4,956
Consumer Staples (4%):
ADM        Archer-Daniels-Midland Company                               4%              181           27.30         4,941
Energy (16%):
COP        ConocoPhillips                                               4%              100           49.53         4,953
NE         Noble Corporation +                                          4%              238           20.82         4,955
OXY        Occidental Petroleum Corporation                             4%               91           54.38         4,949
XTO        XTO Energy, Inc.                                             4%              143           34.52         4,936
Financials (24%):
BBT        BB&T Corporation                                             4%              185           26.78         4,954
BLK        BlackRock, Inc.                                              4%               37          133.29         4,932
GS         The Goldman Sachs Group, Inc.                                4%               64           77.00         4,928
JPM        JPMorgan Chase & Co.                                         4%              166           29.82         4,950
MET        MetLife, Inc.                                                4%              150           32.88         4,932
STT        State Street Corporation                                     4%              131           37.83         4,956
Health Care (8%):
AET        Aetna Inc.                                                   4%              190           26.01         4,942
MCK        McKesson Corporation                                         4%              134           36.99         4,957
Industrials (16%):
GD         General Dynamics Corporation                                 4%               89           55.48         4,938
ITW        Illinois Tool Works Inc.                                     4%              149           33.23         4,951
LLL        L-3 Communications Holdings, Inc.                            4%               69           71.83         4,956
PCP        Precision Castparts Corp.                                    4%               88           56.33         4,957
Information Technology (8%):
EMC        EMC Corporation *                                            4%              479           10.32         4,943
SYMC       Symantec Corporation *                                       4%              389           12.71         4,944
Materials (4%):
NUE        Nucor Corporation                                            4%              119           41.65         4,956
Telecommunication Services (4%):
T          AT&T Inc.                                                    4%              176           28.13         4,951
Utilities (4%):
AEP        American Electric Power Company, Inc.                        4%              153           32.33         4,947
                                                                    ______                                       _________
                 Total Investments                                    100%                                       $123,665
                                                                    ======                                       =========

_____________

See "Notes to Schedules of Investments" on page 14.

                             Schedule of Investments

                   International Portfolio, Series 17
                                 FT 1917


   At the Opening of Business on the Initial Date of Deposit-December 23, 2008


                                                                       Percentage                   Market      Cost of
Ticker Symbol and                                                      of Aggregate     Number      Value per   Securities to
Name of Issuer of Securities (1)(3)(4) +                               Offering Price   of Shares   Share       the Trust (2)
_____________________________________                                  _________        _______     ______      _________
Common Stocks (100.00%):
Australia (3.33%):
BHP        BHP Billiton Limited (ADR)                                    3.33%           112        $ 39.59     $  4,434
Bermuda (3.34%):
ACN        Accenture Ltd.                                                3.34%           139          32.00        4,448
Brazil (3.34%):
PBR        Petroleo Brasileiro S.A. (ADR)                                3.34%           203          21.87        4,440
Canada (10.01%):
CNI        Canadian National Railway Company                             3.34%           128          34.77        4,450
RIMM       Research in Motion Limited *                                  3.34%           107          41.59        4,450
TD         The Toronto-Dominion Bank                                     3.33%           132          33.63        4,439
China (3.32%):
SOHU       Sohu.com Inc. *                                               3.32%           102          43.35        4,422
Finland (3.34%):
NOK        Nokia Oyj (ADR)                                               3.34%           290          15.31        4,440
France (3.32%):
TOT        Total S.A. (ADR)                                              3.32%            82          53.94        4,423
Germany (10.00%):
EONGY      E.ON AG (ADR)                                                 3.34%           121          36.70        4,441
FMS        Fresenius Medical Care AG & Co. KGaA (ADR)                    3.34%            97          45.88        4,450
SI         Siemens AG (ADR)                                              3.32%            62          71.39        4,426
Israel (3.33%):
TEVA       Teva Pharmaceutical Industries Ltd. (ADR)                     3.33%           106          41.82        4,433
Italy (6.67%):
E          Eni SpA (ADR)                                                 3.33%            96          46.11        4,427
LUX        Luxottica Group S.p.A. (ADR)                                  3.34%           249          17.83        4,440
Japan (6.68%):
CAJ        Canon Inc. (ADR)                                              3.34%           146          30.41        4,440
TM         Toyota Motor Corporation (ADR)                                3.34%            73          60.88        4,444
Luxembourg (3.34%):
MT         ArcelorMittal (ADR)                                           3.34%           193          23.02        4,443
The Netherlands (3.33%):
PHG        Koninklijke (Royal) Philips Electronics N.V.                  3.33%           236          18.80        4,437
Spain (6.68%):
STD        Banco Santander Central Hispano S.A. (ADR)                    3.34%           481           9.23        4,440
TEF        Telefonica, S.A. (ADR)                                        3.34%            67          66.44        4,451
Switzerland (13.32%):
ACE        ACE Limited                                                   3.32%            85          52.04        4,423
NSRGY      Nestle S.A. (ADR)                                             3.33%           119          37.20        4,427
NVS        Novartis AG (ADR)                                             3.34%            93          47.79        4,444
RHHBY      Roche Holding AG (ADR)                                        3.33%            60          73.80        4,428
United Kingdom (16.65%):
AZN        AstraZeneca Plc (ADR)                                         3.33%           110          40.30        4,433
BTI        British American Tobacco Plc (ADR)                            3.32%            86          51.45        4,425
DEO        Diageo Plc (ADR)                                              3.34%            80          55.64        4,451
SBMRY      SABMiller Plc (ADR)                                           3.33%           257          17.25        4,433
WPPGY      WPP Plc (ADR)                                                 3.33%           155          28.58        4,430
                                                                       _______                                  ________
                 Total Investments                                     100.00%                                  $133,112
                                                                       =======                                  ========

_____________

See "Notes to Schedules of Investments" on page 14.

Page 13


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on December 23, 2008. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Statement of Financial Accounting Standards No. 157 "Fair Value Measurements," each Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                               Cost of
                                               Securities       Profit
                                               to Sponsor       (Loss)
                                               __________       _________
Small-Cap Portfolio, Series 17                 $126,244         $  (959)
Mid-Cap Portfolio, Series 17                    143,310          (1,260)
Large-Cap Growth Portfolio, Series 17           156,753          (1,006)
Large-Cap Value Portfolio, Series 17            125,345          (1,680)
International Portfolio, Series 17              134,703          (1,591)


(3) Common stocks of companies headquartered or incorporated outside the United States comprise the percentage of investments of the Trusts as indicated:

Large-Cap Growth Portfolio, Series 17, 4%;
Large-Cap Value Portfolio, Series 17, 4%; and
International Portfolio, Series 17, 100%.

(4) Securities of companies in the following sectors comprise the percentages of the investments of International Portfolio, Series 17 as indicated:
Consumer Discretionary, 10.01%; Consumer Staples, 13.32%; Energy, 9.99%; Financials, 9.99%; Health Care, 16.67%; Industrials, 9.99%; Information Technology, 16.68%; Materials, 6.67%; Telecommunication Services, 3.34%; Utilities, 3.34%

+ This Security represents the common stock of a foreign company which trades directly, or through an American Depositary Receipt ("ADR"), on a U.S. national securities exchange.

* This Security has not paid a cash dividend during the 12 months prior to the Initial Date of Deposit.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 1917, consists of five separate portfolios set forth below:

- Small-Cap Portfolio, Series 17 - Mid-Cap Portfolio, Series 17 -
Large-Cap Growth Portfolio, Series 17 - Large-Cap Value Portfolio, Series 17 - International Portfolio, Series 17

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act").

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a Trust," to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                                Portfolios

Objective.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies with the investment style characteristics for which each Trust is named.

Investment success can hinge on many different factors. We believe it is important to build a well-balanced portfolio to help you meet your long-term financial goals. An asset allocation strategy is one component that, when used within the framework of your overall portfolio, can help you capitalize on the risk and return potential that different asset classes offer.

Asset classes are typically categorized broadly as stocks, bonds, and cash. The stock asset class can be further broken down into both growth and value investment styles as well as large, mid, and small market capitalization categories. A distinction is also often made between domestic and foreign stocks. From year to year these different types of stocks can perform quite differently. Because of their unpredictable nature, we believe it makes sense to diversify among different asset classes.

With careful planning, you and your investment advisor can determine the appropriate mix of asset classes that fits your needs. Because of this, we have created five distinct style portfolios to provide you with the building blocks that you need to construct the core equity portion of a well diversified portfolio.

The Trusts have been designed to fill a variety of investment needs and risk tolerance levels and may be appropriate for a variety of reasons. The Trusts offer many features found in other packaged products but with two major differences-a defined portfolio and a defined horizon.

Unlike actively managed funds that continually buy and sell securities, thereby changing their investment mix and incurring additional expenses, each Trust's portfolio will generally remain fixed over its life. Except in certain limited circumstances, stocks will not be sold and new stocks will not be added to the portfolios.

Most, if not all, of the companies selected for each portfolio meet the stated style, capitalization and investment objective of each portfolio as of four business days prior to the date of this prospectus. After such date, a company's investment style characteristics may vary for a number of reasons including, market fluctuations, changes in a company's operating results, changes in corporate strategy, and competitive forces affecting the company. In addition, our team of analysts employs a fundamental "bottom up" approach when selecting stocks for the portfolios while avoiding sector bets by diversifying across a representative sampling of stocks from the major market sectors. Because the portfolios are clearly defined and adhere to their stated investment objective, your ability to control your asset allocation is greatly enhanced.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how the Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, ADRs, limited partnerships and regulated investment companies) on a monthly basis. Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

You should be aware that predictions stated herein may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry, sector or investment style as a whole and the performance of each Trust is expected to differ from that of its comparative industry, sector or investment style. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                               Risk Factors

Price Volatility. The Trusts invest in common stocks of domestic and/or foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Concentration Risk. When at least 25% of a Trust's portfolio is invested in securities issued by companies within a single sector, the Trust is considered to be concentrated in that particular sector. A portfolio concentrated in a single sector may present more risks than a portfolio broadly diversified over several sectors.

Large-Cap Growth Portfolio, Series 17 is concentrated in stocks of consumer products companies.

Consumer Products. Collectively, consumer discretionary companies and consumer staples companies are categorized as consumer products companies. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

Investment Style. Although most, if not all, of the Securities contained in each Trust meet the stated style, capitalization, and investment objective of such Trust as of four business days prior to the date of this prospectus, market fluctuations after this date may change a particular Security's classification. Securities will not generally be removed from a Trust as a result of market fluctuations.

Growth Investing Risk. Certain of the Securities held by the Large-Cap Growth Portfolio, Series 17 are issued by companies which, based upon their higher-than-average price/book ratios, are expected to experience greater earnings growth rates relative to other companies in the same industry or the economy as a whole. Securities of growth companies may be more volatile than other stocks. If the perception of a company's growth potential is not realized, the securities purchased may not perform as expected, reducing the Trust's return. In addition, because different types of stocks tend to shift in and out of favor depending on market and economic conditions, "growth" stocks may perform differently from the market as a whole and other types of securities.

Value Investing Risk. Certain of the Securities held by the Large-Cap Value Portfolio, Series 17 are issued by companies which, based upon their lower-than-average price/book ratios, are believed to be undervalued or inexpensive relative to other companies in the same industry or the economy as a whole. These common stocks were generally selected on the basis of an issuer's business and economic fundamentals or the securities' current and projected credit profiles, relative to current market price. Such securities are subject to the risk of misestimating certain fundamental factors and will generally underperform during periods when value style investments are "out of favor."

Foreign Securities. All of the Securities in International Portfolio, Series 17 and certain of the Securities in certain of the other Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.

Emerging Markets. Certain of the Securities in International Portfolio, Series 17 are issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

Small-Cap Stocks. All of the Securities in Small-Cap Portfolio, Series
17 are issued by companies which have been designated by the Sponsor as small-cap. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or of the industries represented by such issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.

                             Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 3.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and the creation and development fee (initially equal to $.295 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charge payments of approximately $.0817 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from April 20, 2009 through June 19, 2009. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 2.45% of the Public Offering Price.

If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-time initial sales charge of 3.45% of the Public Offering Price per Unit (equivalent to 3.573% of the net amount invested). The transactional sales charge will be reduced by 1/2 of 1% on each subsequent December 31, commencing December 31, 2009, to a minimum transactional sales charge of 3.00%.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge is reduced as described below.

                             Your maximum     Dealer
If you invest                sales charge     concession
(in thousands):*             will be:         will be:
----------------             -----------      ----------
$50 but less than $100       3.70%              2.90%
$100 but less than $250      3.45%              2.65%
$250 but less than $500      3.10%              2.35%
$500 but less than $1,000    2.95%              2.25%
$1,000 or more               2.45%              1.80%


* The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charge will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use termination proceeds from other unit investment trusts with a similar strategy as the Trusts or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trusts during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 2.45% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible for this reduced sales charge program, the termination or redemption proceeds used to purchase Units must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a securities exchange or The NASDAQ Stock Market(R), their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation, as may be the case with certain foreign Securities listed on a foreign securities exchange). For purposes of valuing Securities traded on The NASDAQ Stock Market(R), closing sale price shall mean the NASDAQ(R) Official Closing Price as determined by The NASDAQ Stock Market LLC. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, or if available but determined by the Evaluator to not be appropriate, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                          Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 3.15% of the Public Offering Price per Unit (or 65% of the maximum transactional sales charge for secondary market sales), subject to the reduced concession applicable to volume purchases as set forth in "Public Offering- Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased with redemption or termination proceeds, this amount will be reduced to 2.15% of the sales price of these Units (1.80% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                               Additional
(in millions)                             Concession
---------------------                     -----------
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 but less than $750                   0.125%
$750 but less than $1,000                 0.130%
$1,000 but less than $1,500               0.135%
$1,500 but less than $2,000               0.140%
$2,000 but less than $3,000               0.150%
$3,000 but less than $4,000               0.160%
$4,000 but less than $5,000               0.170%
$5,000 or more                            0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units. In addition, as compensation for purchasing a portion of the unit investment trust business of Citigroup Global Markets Inc. ("CGMI"), we will pay CGMI a fee based on the dollar amount of proceeds from unit investment trusts formerly sponsored by CGMI which are invested in trusts sponsored by us which equates to $3.50 per $1,000 invested. This payment will be made out of our profits and not from assets of your Trust.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                          The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of a Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                           The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE.

                          How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the- counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                           Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. A Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trusts with respect to the Trust's FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                                Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trusts.

Each Trust is expected to hold shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes. It is possible that a Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

Trust Status.

If the Trusts are at all times operated in accordance with the documents establishing the Trusts and certain requirements of federal income tax law are met, the Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, as discussed below).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

Dividends from Stocks.

Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2011.

Dividends Received Deduction.

Generally, a domestic corporation owning Units of a Trust may be eligible for the dividends received deduction with respect to such Unit owner's pro rata portion of certain types of dividends received by such Trust from certain domestic corporations. However, a corporation that owns Units generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 30 business days before a Trust's Mandatory Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by a Trust. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by certain Trusts may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through a Trust and in combination with your other investments) you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your Trust or to you.

Based on the advice of Carter Ledyard & Milburn LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trusts are not treated as corporations for federal income tax purposes, the Trusts will not be taxed as corporations for New York State and New York City tax purposes, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                             Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                          Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. For purposes of record-keeping, the Trustee will treat the FTPS Unit Servicing Agent as sole Record Owner of FTPS Units on its books. The FTPS Unit Servicing Agent will keep a record of all individual FTPS Unit holders, the actual Record Owners of such Units, on its books. It is your responsibility to notify the Trustee (or the FTPS
Unit Servicing Agent in the case of FTPS Units) when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units and FTPS Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will send you:

- A written initial transaction statement containing a description of your Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

                     Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of such Trust.

The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the aggregate amount, exclusive of sale proceeds, available for distribution in the Income and Capital Accounts equals at least 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of such Trust. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

                           Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at the address set forth on the back cover of this prospectus. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units). In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units, or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders. No In-Kind Distribution requests submitted during the 30 business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on your Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                     Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust; or

- As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from a Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

                  Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to registered account holders which will specify how certificates, if any, should be tendered to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

You will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. The Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                   Information on the Sponsor, Trustee,
                 FTPS Unit Servicing Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $105 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and the Securities Investor Protection
Corporation. Our principal offices are at 120 East Liberty Drive,
Wheaton, Illinois 60187; telephone number (800) 621-1675. As of December 31, 2007, the total consolidated partners' capital of First Trust
Portfolios L.P. and subsidiaries was $56,998,038 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 120 East Liberty Drive, Wheaton, Illinois 60187. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at (866) 514-7768. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The
Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                            Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 31


                              First Trust(R)
                      SMALL-CAP PORTFOLIO, SERIES 17
                       MID-CAP PORTFOLIO, SERIES 17
                  LARGE-CAP GROWTH PORTFOLIO, SERIES 17
                   LARGE-CAP VALUE PORTFOLIO, SERIES 17
                    INTERNATIONAL PORTFOLIO, SERIES 17
                                 FT 1917

                                 Sponsor:
                       First Trust Portfolios L.P.
                        Member SIPC o Member FINRA
                          120 East Liberty Drive
                         Wheaton, Illinois 60187
                              1-800-621-1675

   FTPS Unit Servicing Agent:               Trustee:
        FTP Services LLC           The Bank of New York Mellon
     120 East Liberty Drive            101 Barclay Street
     Wheaton, Illinois 60187        New York, New York 10286
         1-866-514-7768                  1-800-813-3074
                                      24-Hour Pricing Line:
                                         1-800-446-0132

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus
    for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.

                        ------------------------
  This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:
                -  Securities Act of 1933 (file no. 333-155501) and
                - Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Information regarding the operation of the SEC's Public Reference
        Room may be obtained by calling the SEC at 1-202-942-8090.

  Information about the Trust is available on the EDGAR Database on the
               SEC's Internet site at http://www.sec.gov.

                 To obtain copies at prescribed rates -
              Write: Public Reference Section of the SEC
                     100 F Street, N.E.
                     Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov


                            December 23, 2008


            PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 32


                             First Trust(R)
                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 1917 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated December 23, 2008. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             1
   Emerging Markets                                            2
   Small-Cap Companies                                         3
Litigation
   Microsoft Corporation                                       3
Concentration
   Consumer Products                                           4
Portfolios
   Small-Cap Portfolio, Series 17                              4
   Mid-Cap Portfolio, Series 17                                6
   Large-Cap Growth Portfolio, Series 17                       7
   Large-Cap Value Portfolio, Series 17                        9
   International Portfolio, Series 17                         11

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in certain of the Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging Markets. An investment in Units of the International Portfolio, Series 17 should be made with an understanding of the risks inherent with investing in certain smaller and emerging markets.

Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.


Small-Cap Stocks. All of the Securities in Small-Cap Portfolio, Series
17 are issued by companies which have been designated by the Sponsor as small-cap. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.


The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Litigation

Microsoft Corporation. Microsoft Corporation has been engaged in antitrust and unfair competition litigation with the U.S. Department of Justice, the District of Columbia, and several states. Microsoft reached a settlement in 2001 with the U.S. Department of Justice which was joined by nineteen states, while three other states reached separate settlements.

Microsoft is also involved in class action lawsuits alleging unfair competition and monopolization of markets for operating systems and certain software. The classes have consisted of both direct and indirect purchasers of Microsoft products. As of February 14, 2007, damages claims brought in class action cases by indirect purchasers have been dismissed under federal law and in 16 states. Additionally, two states have refused to certify these classes. However, classes have been certified in several states, and Microsoft has reached settlement agreements with many of these classes. The settlement agreements have received final approval in 17 states and the District of Columbia. Two other states have granted preliminary approval of settlements. The settlement agreements generally grant the class members vouchers entitling the holder to reimbursement.

Microsoft also faces antitrust and unfair competition litigation in Europe and Asia. On March 24, 2004, the European Commission (the "Commission") found that Microsoft violated the European Union Treaty's competition rules by abusing its market power. The Commission found that Microsoft abused its power by deliberately limiting the interoperability between PCs and non-Microsoft servers and bundling Windows Media Player with its Windows operating system. As remedial measures, Microsoft was ordered to disclose certain interface documentation to allow non-Microsoft servers to interact with Windows PCs and servers, and it was ordered to develop a new version of its Windows operating system without Windows Media Player. Microsoft was also fined $605 million by the Commission, and it was fined $351 million in 2006 for failure to comply with the Commission's disclosure order of 2004. Microsoft was fined again in February 2008, in the amount of $1.35 billion, for failure to comply with the 2004 order. Additionally, the Commission initiated two other formal investigations regarding Microsoft's alleged abuse of a dominant market position in January 2008. These investigations again involve the interoperability and the bundling of Microsoft products.

The Korean Fair Trade Commission ("KFTC") made similar anti-competitive findings regarding the bundling of instant messaging software and Windows Media Player with Microsoft's Windows operating systems. The KFTC issued an order in December 2005 which imposed a fine of $35 million and required a modified version of Windows be made available. On August 23, 2006, versions of Microsoft Windows mandated by the KFTC were released.

Microsoft is involved in several other lawsuits arising from both intellectual property issues and the normal operations of business. It is impossible to predict what impact any future litigation or settlement will have on Microsoft or the value of its stock.

Concentration

Consumer Products. An investment in Units of Large-Cap Growth Portfolio, Series 17 should be made with should be made with an understanding of the problems and risks inherent in an investment in the consumer products sector in general. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy- outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the sector are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Portfolios

      Equity Securities Selected for Small-Cap Portfolio, Series 17


Consumer Discretionary
------------------

Aeropostale, Inc., headquartered in New York, New York, is a mall-based specialty retailer of casual apparel and accessories that targets both young women and young men aged 11 to 20. The company's stores carry affordably priced, active-oriented, fashion.

Deckers Outdoor Corporation, headquartered in Goleta, California, engages in the design, production, and brand management of footwear for outdoor activities and casual lifestyle use.

Fossil, Inc., headquartered in Richardson, Texas, is engaged in the design, development, marketing and distribution of watches, fashion accessories, apparel and other products.

JAKKS Pacific, Inc., headquartered in Malibu, California, develops, markets and distributes a variety of toys and electronic products for children including specialty dolls and related accessories; toys featuring popular entertainment properties and characters; and collectible and toy vehicles.

Rent-A-Center, Inc., headquartered in Plano, Texas, operates franchised and company-owned rent-to-own stores. The company's stores offer home electronics, appliances, furniture and accessories primarily to individuals under flexible rental purchase agreements that allow the customer to obtain ownership at the conclusion of an agreed upon rental period.

Consumer Staples
------------------

NBTY, Inc., headquartered in Bohemia, New York, is a vertically integrated manufacturer, marketer and retailer of nutritional supplements in the United States, the United Kingdom and internationally.

Energy
------------------

Gulfmark Offshore, Inc., headquartered in Houston, Texas, provides marine support services to the energy industry. Services include transportation of drilling materials, supplies, and personnel to offshore facilities, as well as moving and positioning drilling structures. The company operates primarily in the North Sea and offshore Southeast Asia.

Financials
------------------

Amerisafe Inc., headquartered in Deridder, Louisiana, through its subsidiaries, engages in marketing and underwriting workers' compensation insurance.

EZCORP, Inc., headquartered in Austin, Texas, is primarily engaged in operating pawnshops and payday loan stores, which function as convenient sources of short-term cash and as value-oriented specialty retailers of primarily previously owned merchandise.

Investment Technology Group, Inc., headquartered in New York, New York, provides equity trading services and transaction research to institutional investors and brokers in the United States, Australia, Canada and Europe.

Tower Group, Inc., headquartered in New York, New York, provides property and casualty insurance and insurance services to small and mid- sized businesses and individuals. The company's property and casualty commercial and personal lines products and services are offered in select markets not well served by other carriers.

Health Care
------------------

Amedisys, Inc., headquartered in Baton Rouge, Louisiana, is a provider of alternate-site health care services in the southern and southeastern regions of the United States. Facilities and services include home health care nursing, home infusion therapy, and ambulatory surgery centers.

HealthSpring, Inc., headquartered in Nashville, Tennessee, through its subsidiaries, operates as a managed care organization in the United States. The company focuses primarily on Medicare, the federal government sponsored health insurance program for retired U.S. citizens aged 65 and older, qualifying disabled persons, and persons suffering from end stage renal disease in the states of Alabama, Florida, Illinois, Mississippi, Tennessee and Texas.

PAREXEL International Corporation, headquartered in Waltham,
Massachusetts, provides contract research, medical marketing, consulting and technology products and services to pharmaceutical, biotechnology and medical device industries.

Industrials
------------------

Actuant Corporation (Class A), headquartered in Milwaukee, Wisconsin, is a global company that provides electronic systems and components, tools, equipment and supply items to end users and original equipment manufacturers in the computer, semiconductor, telecommunication and datacom markets.

AZZ Incorporated, headquartered in Fort Worth, Texas, manufactures electrical equipment and components for power generation, transmission, and distribution, as well as for industrial markets in the United States.

Esterline Technologies Corporation, headquartered in Bellevue,
Washington, primarily serves aerospace and defense customers with products for avionics, propulsion and guidance systems.

Regal-Beloit Corporation, headquartered in Beloit, Wisconsin, engages in the manufacture and supply of electrical and mechanical motion control products principally in North America, Europe, and Asia.

Information Technology
------------------

CIBER, Inc., headquartered in Greenwood Village, Colorado, and its subsidiaries provide information technology (IT) system integration consulting and other IT services to companies across most major industries and governmental agencies. The company also resells certain IT hardware and software products.

Comtech Telecommunications Corp., headquartered in Melville, New York, engages in the design, development, production, and marketing of products, systems, and services for communications solutions. The company operates through three segments: Telecommunications Transmission; Mobile Data Communications; and RF Microwave Amplifiers.

j2 Global Communications, Inc., headquartered in Los Angeles,
California, provides outsourced, value-added messaging and communications services to individuals and businesses worldwide.

Syntel, Inc., headquartered in Troy, Michigan, provides information technology (IT) and knowledge process outsourcing (KPO) services worldwide.

ViaSat, Inc., headquartered in Carlsbad, California, designs, produces and markets advanced digital satellite telecommunications and other networking and signal processing equipment.

Materials
------------------

Schnitzer Steel Industries, Inc., headquartered in Portland, Oregon, operates in three industry segments: metal processing and recycling (Metals Recycling Business); mini-mill steel manufacturing (Steel Manufacturing Business); and self-service used auto parts (Auto Parts Business).

Utilities
------------------

Avista Corporation, headquartered in Spokane, Washington, engages in the generation, transmission, and distribution of energy, as well as other energy-related businesses.


       Equity Securities Selected for Mid-Cap Portfolio, Series 17


Consumer Discretionary
------------------

Advance Auto Parts, Inc., headquartered in Roanoke, Virginia, is a specialty retailer of automotive parts, accessories and maintenance items to do-it-yourself customers in the United States.

Darden Restaurants, Inc., headquartered in Orlando, Florida, is a full service restaurant organization operating restaurants under the names "Red Lobster," "The Olive Garden," "Bahama Breeze" and "Smokey Bones BBQ Sports Bar."

GameStop Corporation (Class A), headquartered in Grapevine, Texas, is a specialty retailer of video game products and personal computer entertainment software in the United States and abroad.

Hasbro, Inc., headquartered in Pawtucket, Rhode Island, designs, manufactures and markets a diverse line of toy products and related items including games, preschool toys, dolls, plush products and infant products.

Consumer Staples
------------------

Corn Products International, Inc., headquartered in Bedford Park,
Illinois, produces a large variety of food ingredients and industrial products derived from the wet milling of corn and other starch-based materials (such as tapioca and yucca).

Energy
------------------

Tidewater Inc., headquartered in New Orleans, Louisiana, provides offshore supply vessels and marine support services to the offshore energy exploration, development and production industry. The company tows and anchor-handles mobile drilling rigs and equipment, transports supplies and personnel, and supports pipelaying and other offshore construction activities.

Financials
------------------

Assurant, Inc., headquartered in New York, New York, through its subsidiaries, provides specialized insurance products and related services in North America and internationally.

Federated Investors, Inc. (Class B), headquartered in Pittsburgh,
Pennsylvania, and its subsidiaries sponsor, market and provide investment advisory, distribution and administrative services primarily to mutual funds. The company also provides services to corporations, employee benefit plans and others.

Knight Capital Group, Inc., headquartered in Jersey City, New Jersey, through its subsidiaries, Trimark Securities, Inc. and Knight Securities, Inc., operates as a market maker in Nasdaq securities, other over-the-counter (OTC) equity securities, and equity securities listed on the New York Stock Exchange (NYSE) and the American Stock Exchange
(AMEX).

The Nasdaq OMX Group, headquartered in New York, New York, is a stock exchange which provides markets that facilitate the trading of corporate securities, the raising of capital, real-time pricing and reference information services.

Health Care
------------------

Endo Pharmaceuticals Holdings Inc., headquartered in Chadds Ford,
Pennsylvania, is engaged in the research, development, sale and marketing of branded and generic prescription pharmaceuticals used primarily to treat and manage pain.

Henry Schein, Inc., headquartered in Melville, New York, is a large distributor of healthcare products and services, including practice management software, to office-based healthcare practitioners in the combined North American and European markets. The company's operations include direct marketing, telesales and field sales.

Life Technologies Corp., headquartered in Carlsbad, California, develops, manufactures and sells research kits and provides research services to corporate, academic and government entities. The company's kits and products are used in gene cloning, expression and analysis techniques as well as other molecular biology activities.

Industrials
------------------

Alliant Techsystems Inc., headquartered in Edina, Minnesota, is a leader in the production of solid propulsion rocket motors. The company builds motors for space launch vehicles and is one of the top suppliers of ammunition (which ranges from small-caliber rounds to tank ammunition) to the United States and its allies. The company also makes anti-tank mines, aircraft weapons systems and other high-tech components.

Goodrich Corporation, headquartered in Charlotte, North Carolina, is a leader in aerospace systems. The company makes aircraft parts and sensory systems and provides aircraft maintenance and overhaul services.

Lincoln Electric Holdings, Inc., headquartered in Cleveland, Ohio, through its subsidiaries, engages in the manufacture and resale of welding and cutting products worldwide.

Roper Industries, Inc., headquartered in Bogart, Georgia, designs, manufactures and distributes specialty industrial controls, fluid handling and analytical instrumentation products worldwide.

Information Technology
------------------

Amphenol Corporation, headquartered in Wallingford, Connecticut, is a designer, manufacturer and marketer of electrical, electronic and fiber-optic connectors, interconnect systems, and coaxial and flat-ribbon cable.

ANSYS, Inc., headquartered in Canonsburg, Pennsylvania, develops, markets and supports software solutions for design analysis and optimization in order to accelerate product time to market, improve engineering processes and optimize product quality and safety.

Harris Corporation, headquartered in Melbourne, Florida, through its subsidiaries, provides communications products, systems, and services to government and commercial customers. The company operates in four segments: Government Communications Systems; RF Communications; Microwave Communications; and Broadcast Communications.

Trimble Navigation Limited, headquartered in Sunnyvale, California, develops, manufactures, and distributes products enabled by Global Positioning System (GPS), optical, laser and wireless communications technology.

Materials
------------------

AptarGroup, Inc., headquartered in Crystal Lake, Illinois, manufactures, designs and sells consumer product dispensing systems for the personal care, pharmaceutical, food and household products markets.

CF Industries Holdings, Inc., headquartered in Long Grove, Illinois, engages in the manufacture and distribution of nitrogen and phosphate fertilizer products in North America. The company has developed a process to extract uranium from its production of phosphate fertilizer products for use in nuclear reactors.

Utilities
------------------

MDU Resources Group, Inc., headquartered in Bismarck, North Dakota, through wholly-owned subsidiaries, provides electric and/or natural gas and propane distribution service at retail to communities in North Dakota, eastern Montana, most of South Dakota, and northern Wyoming; owns oil and gas interests throughout the United States and Canada; and installs and repairs electric power lines in the western United States and Hawaii.

UGI Corporation, headquartered in King of Prussia, Pennsylvania, is a holding company that operates propane distribution, gas and electric utility, energy marketing and related businesses through subsidiaries.


   Equity Securities Selected for Large-Cap Growth Portfolio, Series 17


Consumer Discretionary
------------------

Best Buy Co., Inc., headquartered in Eden Prairie, Minnesota, sells a wide selection of name brand consumer electronics, home office equipment, entertainment software and appliances through retail stores in numerous states.

NIKE, Inc. (Class B), headquartered in Beaverton, Oregon, develops and sells footwear and apparel for men, women and children for competitive and recreational wear, and designed for specific sports. The company's other brands include "Converse," "Cole Haan" and "Hurley."

Consumer Staples
------------------

Avon Products, Inc., headquartered in New York, New York, makes and markets beauty and related products, which include cosmetics, fragrances and toiletries; gifts and decorative products; apparel; and fashion jewelry and accessories.

The Kroger Co., headquartered in Cincinnati, Ohio, operates in the retail food and convenience stores business in the midwestern and southern United States. The company also manufactures and processes food for sale by its supermarkets.

PepsiCo, Inc., headquartered in Purchase, New York, markets and distributes beverages including "Pepsi-Cola," "Diet Pepsi," "Pepsi Max," "Mountain Dew," "7UP," "Diet 7UP," "Mirinda," "Slice" and "Tropicana Pure Premium." The company, which operates internationally, also makes and distributes ready-to-drink Lipton tea products and snacks, with "Frito-Lay" representing the North American business.

Philip Morris International Inc., headquartered in New York, New York, produces, markets and distributes a variety of branded cigarette and tobacco products.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers, and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.

Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, is the largest retailer in the United States measured by total revenues. The company operates "Wal-Mart" retail discount department stores, "Wal-Mart Supercenters" and "Sam's" wholesale clubs in the United States and several other countries.

Energy
------------------

EOG Resources, Inc., headquartered in Houston, Texas, is engaged in the exploration for, and the development, production and marketing of, natural gas and crude oil primarily in major producing basins in the United States, as well as in Canada, Trinidad and other international areas.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

Schlumberger Limited, incorporated in the Netherland Antilles and headquartered in New York, New York, supplies products and services to the petroleum industry. The company's oilfield services cover exploration, production and completion services; and its "Omnes" unit provides information technology and communications services to oil and gas concerns.

Health Care
------------------

Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, makes and sells a broad and diversified line of healthcare products and services.

Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.

Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases, including a currently available therapy for cytomegalovirus retinitis, and products in development to treat diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

St. Jude Medical, Inc., headquartered in St. Paul, Minnesota, develops, manufactures and distributes cardiovascular related medical devices for the global market. The company's product line and services include heart valves, cardiac rhythm management systems, specialty catheters and other cardiovascular devices.

Industrials
------------------

Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines. The company also provides various financial products and services.

Deere & Company, headquartered in Moline, Illinois, manufactures and distributes farm equipment and machines used in construction, earthmoving and forestry.

United Technologies Corporation, headquartered in Hartford, Connecticut, makes Pratt & Whitney aircraft jet engines and spare parts; Otis elevators and escalators; Carrier heating, ventilating and air conditioning equipment; automotive products and systems; Sikorsky helicopters; and Hamilton Sundstrand aerospace systems.

Information Technology
------------------

Adobe Systems Incorporated, headquartered in San Jose, California, develops, markets and supports computer software products and technologies that enable users to express and use information across all print and electronic media.

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Google Inc., headquartered in Mountain View, California, provides a web based search engine through its Google.com website. The company offers a wide range of search options, including web, image, groups, directory and news searches.

MasterCard, Inc., headquartered in Purchase, New York, with its subsidiaries, develops and markets payment solutions, processes payment transactions and provides consulting services to customers and merchants worldwide.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.

QUALCOMM Inc., headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth- orbit satellite communications system.


   Equity Securities Selected for Large-Cap Value Portfolio, Series 17


Consumer Discretionary
------------------

Johnson Controls, Inc., headquartered in Milwaukee, Wisconsin, designs, manufactures, installs and services control systems for nonresidential buildings. The company also manufactures automotive seating and interior systems.

V. F. Corporation, headquartered in Greensboro, North Carolina, is a holding company whose subsidiaries design, manufacture and market branded jeanswear, intimate apparel, knitwear, children's playwear and other apparel.

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. The company also has broadcasting (including Capital
Cities/ABC, Inc.) and publishing operations.

Consumer Staples
------------------

Archer-Daniels-Midland Company, headquartered in Decatur, Illinois, is engaged in the business of procuring, transporting, storing, processing and merchandising agricultural commodities and products such as oil seeds, corn and wheat.

Energy
------------------

ConocoPhillips, headquartered in Bartlesville, Oklahoma, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

Noble Corporation, incorporated in the Cayman Islands and headquartered in Sugar Land, Texas, provides diversified services for the oil and gas industry through its contract drilling services located in markets worldwide. The company also provides labor contract drilling services, well site and project management services, and engineering services.

Occidental Petroleum Corporation, headquartered in Los Angeles,
California, is a multinational organization whose principal business segments are oil and gas exploration, production and marketing and chemicals production and marketing.

XTO Energy, Inc., headquartered in Fort Worth, Texas, acquires, exploits and develops producing oil and gas properties, with operations in Texas, Kansas, New Mexico, Oklahoma and Wyoming. The company also owns and operates a gas gathering system in Oklahoma.

Financials
------------------

BB&T Corporation, headquartered in Winston-Salem, North Carolina, through subsidiaries, conducts a general banking business in four states and Washington, D.C.; offers lease financing to commercial businesses and municipal governments; and reinsures and underwrites certain credit life and credit accident and health insurance policies.

BlackRock, Inc., headquartered in New York, New York, is an investment management company which offers a range of equity, fixed income, cash management, and alternative investment products.

The Goldman Sachs Group, Inc., headquartered in New York, New York, is a global investment banking and securities firm specializing in investment banking, trading and principal investments, and asset management and securities services. The company's clients include corporations, financial institutions, governments and high net-worth individuals.

JPMorgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

MetLife, Inc., headquartered in New York, New York, provides insurance and financial services to a range of individual and institutional customers. The company provides individual insurance and retirement annuities and investment products; as well as group insurance and retirement and savings products and services. The company has operations in the United States and other countries in the Asia-Pacific region, Latin America and Europe.

State Street Corporation, headquartered in Boston, Massachusetts, through subsidiaries, provides banking, global custody, investment management, administration and securities processing services to both U.S. and non-U.S. customers.

Health Care
------------------

Aetna Inc., headquartered in Hartford, Connecticut, is a health benefits company whose business operations are conducted in the Healthcare, Group Insurance and Large Case Pensions segments.

McKesson Corporation, headquartered in San Francisco, California, is a healthcare services company providing supply management, software solutions and comprehensive services to the healthcare industry.

Industrials
------------------

General Dynamics Corporation, headquartered in Falls Church, Virginia, is engaged in the businesses of shipbuilding and marine systems, business aviation, information systems, and land and amphibious combat systems.

Illinois Tool Works Inc., headquartered in Glenview, Illinois, makes plastic and metal components, fasteners, industrial fluids, adhesives and welding products. The company also makes systems for consumer and industrial packaging, identification systems, and industrial spray coating and quality assurance equipment.

L-3 Communications Holdings, Inc., headquartered in New York, New York, is a merchant supplier of secure communication systems and specialized communication products, including secure, high data rate systems, microwave components, avionics and ocean systems, and telemetry and space products.

Precision Castparts Corp., headquartered in Portland, Oregon, makes complex metal components and products, serving a wide variety of aerospace and general industrial applications. The company manufactures large, complex structural investment castings and airfoil castings used in jet aircraft engines. In addition, the company has expanded into the industrial gas turbine, fluid management, industrial metalworking tools and machines and other metal products markets.

Information Technology
------------------

EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."

Symantec Corporation, headquartered in Cupertino, California, develops utility software for business and personal computing. The company's products are organized into three business units: remote productivity solutions; security and assistance; and Internet tools, royalties and other.

Materials
------------------

Nucor Corporation, headquartered in Charlotte, North Carolina, and its subsidiaries, are engaged in the manufacture and sale of steel products, including hot-rolled and cold-rolled sheet, galvanized sheet, cold finished steel and more.

Telecommunication Services

------------------

AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

Utilities
------------------

American Electric Power Company, Inc., headquartered in Columbus, Ohio, is a public utility holding company engaged in the generation, purchase, transmission and distribution of electric power.


    Equity Securities Selected for International Portfolio, Series 17


Australia
------------------

BHP Billiton Limited (ADR), headquartered in Melbourne, Australia, has interests and operations in minerals exploration, production and processing, oil and gas exploration and development, export thermal coal mining and marketing and steel production and merchandising.

Bermuda
------------------

Accenture Ltd., headquartered in Hamilton, Bermuda, provides management consulting, technology services, and outsourcing services. The company operates in five segments: Communications and High Tech; Financial Services; Products and Services; Resources; and Government.

Brazil
------------------

Petroleo Brasileiro S.A. (ADR), headquartered in Rio de Janeiro, Brazil, explores for and produces oil and natural gas. The company refines, markets, and supplies oil products. The company operates oil tankers, distribution pipelines, marine, river and lake terminals, thermal power plants, fertilizer plants, and petrochemical units. The company operates in South America and elsewhere around the world.

Canada
------------------

Canadian National Railway Company, headquartered in Montreal, Quebec, Canada, is the only railroad which crosses the North American continent east-west and north-south, serving ports on the Atlantic, Pacific and Gulf coasts while linking customers to all three NAFTA nations.

Research in Motion Limited, headquartered in Waterloo, Ontario, Canada, designs, makes and markets wireless consumer and business-to-business electronic access products for the mobile communications market. The company's products include two-way pagers, wireless personal computer card adapters, software connectivity tools and embedded wireless radios.

The Toronto-Dominion Bank, headquartered in Toronto, Ontario, Canada, and its subsidiaries provide retail and commercial banking, wealth management, and wholesale banking products and services in the United States, Canada, and internationally.

China
------------------

Sohu.com Inc., headquartered in Beijing, China, through its subsidiaries, provides a range of online products and services to individuals and businesses in China. The company offers content, brand advertising, sponsored search, wireless services, e-subscription, e- commerce and online game services through its Internet portals.

Finland
------------------

Nokia Oyj (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.

France
------------------

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in approximately 80 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Germany
------------------

E.ON AG (ADR), headquartered in Dusseldorf, Germany, is a multi-national company which generates, distributes and trades electricity to industrial, commercial and residential customers. Additionally, the company distributes gas and drinking water. The company also manufactures flexible ceramic membranes and polymers, buys and sells residential properties, and develops real estate.

Fresenius Medical Care AG & Co. KGaA (ADR), headquartered in Bad Homburg, Germany, offers kidney dialysis services and manufactures and distributes equipment and products used in the treatment of dialysis patients. The company operates worldwide.

Siemens AG (ADR), headquartered in Munich, Germany, is a global solutions company with a focus on electrical engineering and electronics.

Israel
------------------

Teva Pharmaceutical Industries Ltd. (ADR), headquartered in Petah Tikva, Israel, is a fully integrated global pharmaceutical company producing drugs in all major therapeutic categories.

Italy
------------------

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.

Luxottica Group S.p.A. (ADR), headquartered in Milan, Italy, and its subsidiaries design, manufacture, distribute and market traditional and designer eyeglass frames and sunglasses. The company's "LensCrafters" retail chain of optical stores operates in North America. The company also sells sunglasses through its "Sunglass Hut" retail chain.

Japan
------------------

Canon Inc. (ADR), headquartered in Tokyo, Japan, is engaged in the industries of electronics and precision engineering. The company's products include business machines, cameras and optical products.

Toyota Motor Corporation (ADR), headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks, buses, boats and airplanes in Japan and internationally. The company also manages real estate, civil engineering and insurance businesses.

Luxembourg
------------------

ArcelorMittal (ADR), headquartered in Luxembourg City, Luxembourg, and domiciled in Rotterdam, the Netherlands, through its subsidiaries, operates as a global steel company. The company produces a range of finished and semi-finished steel products that include hot-rolled sheets, cold-rolled sheets, electro-galvanized and coated steel, bars, wire-rods, wire-products, pipes, billets and slabs.

The Netherlands
------------------

Koninklijke (Royal) Philips Electronics N.V., headquartered in Amsterdam, the Netherlands, makes lighting products; consumer electronics;
components and sub-systems; music and films, integrated circuits and discrete semiconductors; and medical systems and business electronics. The company markets its products worldwide.

Spain
------------------

Banco Santander Central Hispano S.A. (ADR), headquartered in Santander, Spain, operates in five business areas, which include European Retail Banking; Retail Banking Latin America; Asset Management and Private Banking; Global Wholesale Banking; and Financial Management and Equity Stakes.

Telefonica, S.A. (ADR), headquartered in Madrid, Spain, is the exclusive supplier of voice telephone services in Spain under a contract with the Spanish state. The company also provides telecommunications services in Argentina, Brazil, El Salvador, Peru, Portugal, Puerto Rico, the United States and Venezuela.

Switzerland
------------------

ACE Limited, headquartered in Zurich, Switzerland, is the holding company for the ACE Group of Companies, a property and casualty insurance business. The company provides a range of insurance and reinsurance products worldwide through subsidiary operations in the United States and around the world, including excess liability, professional lines, financial solutions, satellite, excess property and political risk.

Nestle S.A. (ADR), headquartered in Vevey, Switzerland, is that country's largest industrial company and is also the world's largest food company. The company's subsidiaries produce and sell beverages, milk products, culinary products, frozen food, chocolate, ready-to-eat dishes, refrigerated products, food service products, pet food, pharmaceuticals and cosmetics.

Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures health care products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.

Roche Holding AG (ADR), headquartered in Basel, Switzerland, develops and manufactures pharmaceutical and chemical products. The company produces prescription and non-prescription drugs, fine chemicals, vitamins and diagnostic equipment. The company manufactures and distributes its products worldwide.

United Kingdom
------------------

AstraZeneca Plc (ADR), headquartered in London, England, is a holding company. Through its subsidiaries, the company researches, develops and makes ethical (prescription) pharmaceuticals and agricultural chemicals; and provides disease-specific healthcare services. Pharmaceutical products are focused on three areas: oncology, primary care, and specialist/hospital care.

British American Tobacco Plc (ADR), headquartered in London, England, is the holding company for an international tobacco group. The group has an active business presence in approximately 180 countries around the world. Brand names include "State Express 555," "Lucky Strike," "Kent" and "Benson & Hedges."

Diageo Plc (ADR), headquartered in London, England, has operations in food, alcoholic beverages, fast food restaurants and property management. The company markets food products under the "Pillsbury," "Haagen Dazs," and "Green Giant" brand names; and liquor and beer products under the "Smirnoff," "J&B Rare," "Johnnie Walker," "Jose Cuervo," "Baileys," "Harp" and "Guinness Stout" names. The company also owns "Burger King" restaurants.

SABMiller Plc (ADR), headquartered in London, England, brews beers and and bottles soft drinks. The company has brewing interest or major distribution agreements in more than 60 countries spread across five continents.

WPP Plc (ADR), headquartered in London, England, provides national and international communications services such as advertising, media planning, information and consultancy, public relations, and specialist communications.


We have obtained the foregoing descriptions from third-party sources we deem reliable.

                               S-1


                           SIGNATURES

     The Registrant, FT 1917, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 1180; FT 1221; FT 1222; FT 1318; FT 1392; FT
1393;  FT  1422; FT 1423; FT 1524; FT 1525; FT 1573; FT 1590;  FT
1635;  FT  1638; FT 1639; FT 1693; FT 1711; FT 1712; FT 1770;  FT
1809; FT 1829; FT 1859, FT 1863; FT 1888; FT 1894 and FT 1911 for
purposes  of  the  representations  required  by  Rule  487   and
represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 1917, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on December 23, 2008.

                              FT 1917

                              By: FIRST TRUST PORTFOLIOS L.P.
                                        Depositor



                              By: Jason T. Henry
                                  Senior Vice President


                              S-2


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                 TITLE*                 DATE

Judith M. Van Kampen        Director           )
                            of The Charger     )   December 23, 2008
                            Corporation, the   )
                            General Partner of )
                            First Trust        )
                            Portfolios L.P.    )
                                               )
Karla M. Van Kampen-Pierre  Director           )
                            of The Charger     )   Jason T. Henry
                            Corporation, the   )   Attorney-in-Fact**
                            General Partner of )
                            First Trust        )
                            Portfolios L.P.    )
                                               )
                                               )
David G. Wisen              Director           )
                            of The Charger     )
                            Corporation, the   )
                            General Partner of )
                            First Trust        )
                            Portfolios L.P.    )


       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.


                               S-3


    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We   consent  to  the  use  in  this  Amendment  No.  1   to
Registration Statement No. 333-155501 on Form S-6 of our report dated December 23, 2008, relating to the financial statements of FT 1917, comprising Small-Cap Portfolio, Series 17; Mid-Cap Portfolio, Series 17; Large-Cap Growth Portfolio, Series 17; Large-Cap Value Portfolio, Series 17 and International Portfolio, Series 17 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading 'Experts' in such Prospectus.




Deloitte & Touche LLP


Chicago, Illinois
December 23, 2008


                               S-4


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2 and 3.3 of the Registration Statement.

              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5


                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.1.1 Form of Trust Agreement for FT 1917 and certain subsequent Series, effective December 23, 2008 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-45955] filed on behalf of The First Trust Special Situations Trust,
         Series 19).


                               S-6


2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.



                               S-7